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CUSIP No. 867948101                                         Page 7 of 12 Pages
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                            JB CAPTIAL PARTNERS L.P.
                                 23 Berkley Lane
                            Rye Brook, New York 10573
                                  914 939-1793


August 13, 2001


SunSource  Inc.
One  Logan  Square
Philadelphia,  PA  19103
Attn: Mr. Arnold S. Hoffman, Chairman of the Special Committee of the Board of Directors

JB Capital Partners L.P. ("JB Capital") owns 510,975 shares of the Common Stock, $0.01 par value per share (the "Common Stock"), or 7.42% of the number of outstanding shares, of Sunsource Inc. ("SunSource"). SunSource is a holding company that operates through two business units, The Hillman Group, Inc. ("Hillman") and SunSource Technology Services, Inc. ("STS"), and a minority interest in a limited partnership, G-C Sun Holdings, L.P., operating as Kar Products ("Kar"). On June 18, 2001, SunSource entered into an Agreement and Plan of Merger with Allied Capital Corporation ("Allied") and a subsidiary of Allied, pursuant to which SunSource will become a wholly-owned subsidiary of Allied (the "Merger") and on July 2, 2001, Allied elected to pay $10.375 in cash for each share of Common Stock.

In its preliminary proxy statement filed with the Securities and Exchange Commission (the "SEC") on July 11, 2001 (the "Preliminary Proxy Statement"), SunSource disclosed that its Board of Directors and the special committee of the Board of Directors charged with considering and making recommendations regarding a potential sale of SunSource (the "Special Committee") each relied upon the fairness opinion (the "Fairness Opinion") of SunSource's financial advisor, Janney Montgomery Scott LLC ("Janney"). Unfortunately, errors were made in the Fairness Opinion that vitiate its usefulness. In addition, the process whereby the sale of SunSource was considered was also flawed. Accordingly, we believe that the Special Committee, and consequently, the Board of Directors, is unable to come to the conclusion that the Merger is fair to shareholders of SunSource from a financial point of view. Due to these errors and the announced sale of STS, we believe the the Special Committee should sell Hillman through an open auction to yield the highest price for shareholders.

A.     FLAWED  FAIRNESS  OPINION
       -------------------------

1.     INCORRECT  VALUES  USED  IN  COMPARABLES  FOR  HISTORICAL  TRANSACTIONS
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CUSIP No. 867948101                                         Page 8 of 12 Pages
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In  the analysis of comparable transactions in the Fairness Opinion with respect to The Hillman Group, Inc. ("Hillman"), several mistakes were made with respect to the Enterprise Value and EBITDA for historical transactions and, as a consequence, the EBITDA multiple at which these acquisitions were made were erroneous. For example, the acquisition by The Fairchild Corporation of Kaynar Technologies was not at an Enterprise Value of $222 million, or 6.2x EBITDA, but instead was at an Enterprise Value of $368 million, or 10.3x EBITDA, as reported by Fairchild in it Current Report on Form 8-K filed with the SEC on May 5, 1999. Thus, the Enterprise Value and the EBITDA multiple employed by Janney in its Fairness Opinion, and used in its analysis, was understated by approximately 66%.

Similar errors were made in at least two of the other comparables. The acquisition of Axxess Technologies ("Axxess") by SunSource was not at an EBITDA multiple of 6.3x but at 7.4x EBITDA (see SunSource's Current Report on Form 8-K filed on April 24, 2000). Also, the acquisition of ASI Aerospace Group ("ASI") by Pentacon was not at an Enterprise Value and EBITDA multiple of $87 million and 7.6x but at $89 million and 7.8x EBITDA. Thus, the EBITDA multiples for these two transactions, and the Enterprise Value for ASI, were understated.
Based on the correct Enterprise Values, the average EBITDA multiple paid in comparable transactions (eliminating the highest and lowest multiple) was 7.4x EBITDA. Based upon its EBITDA of $39.9 (Hillman's trailing twelve months EBITDA as of March 31, 2001), at a 7.4x EBITDA multiple Hillman would be valued at $295 million, not $266 million as stated in the Fairness Opinion.

2.   COMPANIES  USED  AS  COMPARABLES  NOT COMPARABLE TO THE HILLMAN GROUP, INC.
     ---------------------------------------------------------------------------

We believe that the companies used in the "Analysis of Selected Publicly Traded Comparable Companies" section of the Fairness Opinion with respect to Hillman are not comparable to Hillman. Management stated in a recent conference call that there are not any public companies comparable to Hillman. Because of Hillman's unique franchise we agree. Janney in the Fairness Opinion compares Hillman with companies in different businesses based upon "Janney's view as to the comparability of financial and operating characteristics of these companies." We do not know if comparing one company with companies in different businesses will give you a meaningful idea of the worth of the first company. Investors are willing to pay a higher multiple of EBITDA for certain businesses than they are for other businesses. However, if we accept hypothetically that comparing companies in different businesses with similar financial characteristics can give you a meaningful idea of a company's worth, then the comparison companies should actually have similar financial characteristics to the company being valued. As reported by SunSource, Hillman has had EBITDA growth of no less than 16% every year since 1996. In contrast, both Central
Garden & Pet Company and Source Information Management Co. are experiencing severe operating difficulties as evidenced by their declining EBIT and EBITDA over the past year. Also, TBC Corporation, Applied Industrial Corp. and WESCO all reported lower EBIT or EBITDA during this time period. Handleman Company reported a loss in 1995. Accordingly, even if we were to accept the


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CUSIP No. 867948101                                         Page 9 of 12 Pages
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proposition  that  companies  in  such diverse businesses such as fasteners, pet supplies, tires, magazines, lawn products and recorded music are comparable, we cannot accept that one can meaningfully value Hillman, a company with consistently increasing EBITDA, with other companies with declining EBITDA. As a consequence, we believe that the comparison of Hillman to companies in other businesses does not yield meaningful valuation for Hillman and should be disregarded.

In addition, we cannot understand why in the Fairness Opinion, which was dated June 18, 2001, Janney used $11.9 million and $16.8 million, respectively, for the trailing twelve month EBIT and EBITDA values and an Enterprise Value of $124 million for Source Information Management Co. ("Source"). The correct values are EBIT and EBITDA of $7.9 million and $12.8 million, respectively, and an Enterprise Value of $132 million. The effect of this error is to understate the value of Source at 10.4x EBIT and 7.4x EBITDA, instead of the proper values of 16.7x EBIT and 10.3x EBITDA. The effect of this error was to understate the EBITDA multiple of Source used in calculating the average EBITDA multiple for Janney's "comparable companies."

Accordingly, we believe that the choice of comparable companies used by Janney was poor and does not yield a meaningful valuation for Hillman. In addition, Janney made at least one significant error that resulted in a lower valuation for Hillman in the Fairness Opinion based upon the "comparable companies" selected by Janney.

3.     PROPER  VALUATION  FOR  HILLMAN
       -------------------------------

Each of the corrected valuation of $295 million from the comparable transactions analysis and the pre-tax discounted free cash flow values (derived from information in the Fairness Opinion) of no less than $300 million values Hillman alone at a higher price than the entire proposed acquisition of SunSource, which includes STS and Kar. In addition, the Preliminary Proxy Statement states that STS is expected to be sold for $25 million and, according to Janney, Kar is estimated to have a value of $20 to $30 million. Accordingly, assuming the minimal value of $295 million for Hillman (which is less than 6x EBITDA for the next 12 months based upon SunSource's own projections ) plus a low estimate of $45 million for Kar and STS would yield a value of $340 million, which after subtracting $220 million of liabilities leaves a value of $120 million for SunSource, or a share price in excess of $16 per share.

According to information in the Preliminary Proxy Statement, Hillman has an implied valuation of $250 million (the transaction value for SunSource less combined value of STS and Kar). Hillman has a unique franchise with excellent financial characteristics and numerous growth opportunities. As previously stated, EBITDA has increased since 1996 in excess of 16% each year. EBITDA margins are expected by management to exceed 17%. EBITDA in 2002 is expected to exceed $50 million compared with estimated EBITDA in 2001 of $45 million. While EBITDA is increasing, capital expenditures are expected by management to decline to $9 million allowing Hillman to generate greater free cash flow. In the Merger, Hillman has an implied value of less than 5x estimated EBITDA for 2002, and 5.5x estimated EBITDA for 2001. The $250 million valuation is simply too


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CUSIP No. 867948101                                         Page 10 of 12 Pages
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low  for  a  business  such  as  Hillman.  The pre-tax discounted free cash flow derived from information in the Preliminary Proxy Statement suggests a fair value in excess of $300 million (based on Janney's highly conservative assumption of a 17% discount rate).

Instead of approaching strategic buyers for SunSource, we believe that the Board of Directors negotiated with only three financial buyers. We believe that a strategic buyer would be interested in paying a greater amount for Hillman than a financial buyer. Hillman's acquisition of Axxess has been a success. Prior to the Axxess acquisition, Hillman sold its products primarily to independent hardware stores. Axxess sells products to Lowes, giving Hillman access to one of the largest "big box" retailers. In addition, Hillman recently was awarded substantial business to distribute fasteners in Lowes. Accordingly, we believe that a strategic buyer wanting access to Lowe's and possibly other "big box" retailers would be very interested in Hillman. Further, we believe that the way to find out if a strategic buyer would be interested, would be to auction Hillman. Accordingly, we believe that the Board of Directors failed to maximize the value of SunSource by failing to maximize the value of Hillman.


B.     FLAWED  PROCESS  TO  SELL  SUNSOURCE'S  BUSINESSES
       --------------------------------------------------

1.     WE  QUESTION THE REASONS FOR THE SALE OF SUNSOURCE TO ALLIED AT THE PRICE
       -------------------------------------------------------------------------
OFFERED
-------

One of the reasons the Board of Directors gave for recommending the Merger was "SunSource's current financial position would limit its access to the equity markets in the future thereby limiting its ability to support and maintain the growth of its various business segments." By contrast, on February 8, 2001, in an earnings release Maurice P. Andrien, Jr., President and CEO of SunSource stated "With our recent subordinanted debt financing, we have improved the Company's overall liquidity and capital structure for future growith in our core businesses". Again, in his letter to shareholders, in the 2000 Annual Report mailed to shareholders in April 2001, Mr. Andrien wrote the following, "Our balance sheet has been strengthened at year-end we had total debt to consolidated capitalization of 45%. The stronger balance sheet gives the Company better capability to withstand economic downturns and more resources to take advantage of growth opportunities." In addition, in the same 2000 Annual Report, Joseph M. Corvino, CFO of SunSource, added that "With [the Allied] debt issuance, SunSource has improved the Company's overall liquidity and capital structure to support internal and external growth opportunities in its core businesses." Thus, at the same time that the Board of Directors and the Special Committee were considering selling SunSource because of its inability to grow due to its balance sheet, its two highest executive officers were telling shareholders that SunSource had a stronger balance sheet and had more capital to grow both internally and externally. Accordingly, if we believe the Board of Directors, we cannot believe the two highest executive officers of SunSource and vice versa. We note further that Messrs. Andrien and Corvino, along with many


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CUSIP No. 867948101                                         Page 11 of 12 Pages
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other  members of senior management, will have the opportunity to participate in continuing  to  own  the  equity  of  SunSource  following  the  Merger.

Another reason the Board of Directors gave for recommending the Merger was the performance of STS and "the risks of potential losses of STS customers did not warrant conducting an open auction or further soliciting other potential buyers to acquire STS in lieu of the Allied Capital transaction to acquire all business segments of SunSource." Ironically, members of management have a radically different view of STS, as they are willing to pay $25 million for STS. We do not understand why the potential loss of STS customers is a consideration unique to STS. The effect on the business may always be a consideration in an auction or sale. However, a sale to the right acquirer may also be a large benefit to a business.

We have already discussed and found flawed the Fairness Opinion, a third reason the Board of Directors recommended the Merger.

Two other reasons the Board of Directors recommended the Merger were likelihood of completion of the Merger and the purchase price premium. However, each of these reasons presupposes that the consideration offered is fair. We believe that we have already shown that it is not.

Finally, we are left with the Board of Directors recommended the Merger because the Special Committee recommended the Merger. But wasn't the Special Committee's recommendation also based upon the Fairness Opinion?

2.     PROCEDURAL  PROBLEMS  WITH  THE  SALE  OF  SUNSOURCE
       ----------------------------------------------------

Most of the value of SunSource is in Hillman. Accordingly, a proper valuation for Hillman should have first been determined. Then, concerns regarding the other businesses should not have driven the sale of Hillman, but instead, Hillman should have been auctioned to the highest bidder. As noted above, we believe that the proposed management buy-out of STS for $25 million refutes the Board of Director's given reason for not auctioning SunSource. Moreover, even if we were to accept the valuations in the Fairness Opinion, we note that at $25 million, STS is valued at less than 10% of the entire transaction for SunSource.

C.     BOARD  OF  DIRECTORS  AND  SPECIAL  COMMITTEE  IS OBLIGATED TO REVIEW AND
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CORRECT  MISTAKES  IN  FAIRNESS  OPINION
----------------------------------------

We believe that material mistakes were made in the Fairness Opinion, that the process to sell SunSource was procedurally flawed, that the reasons given for the Merger at the offered price do not stand up to scrutiny and that the consideration offered by Allied is not fair value. Accordingly, we believe that the Special Committee is obligated to obtain a new fairness opinion, review updated financial results to determine a fair value for Hillman and SunSource - which we believe will lead to a higher value for all shareholders - and re-evaluate its reasons for the Merger. Then it is obligated to deal with


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CUSIP No. 867948101                                         Page 12 of 12 Pages
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Allied  based  upon  the  new  valuation.  We request a written response to this letter no later than August 20, 2001 detailing how the Board of Directors intends to remedy this problem.


Sincerely,

JB Capital Partners L.P.

By:    /s/ Alan  Weber
      ----------------------------
       Alan Weber, General Partner


cc:   M.  Andrien,  Jr.
      S.  Bliss
      O.  Brewer,  Jr.
      N.  Edmonson
      R.  Keith,  Jr.
      D.  Marshall
      G.  Shepard
      F.  Ziegler


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